



For the attention of Commission Staff: Please note the amendment to ***Applicant Data - Page 2*** of form SBSE-A filed today (January 15, 2025). This amendment is to revise SCB's original ***Notice of Intent to Rely on UK Substituted Compliance Order***.

The specific revision made is in reference to ***Paragraph (d)(2): Chief Compliance Officers***. SCB's original selection was *'Yes – All SBS Business, excluding annual report under § 240.15Fk-1(c) (which will be submitted per SEC requirements),'* and has now been revised to '*No*' [meaning we are no longer relying on any element of substituted compliance for Paragraph (d)(2)].